

July 29, 2011

<u>Via E-Mail</u>
Mr. Brent Olthoff
Chief Financial Officer
HF Financial Corp.
225 South Main Avenue
Sioux Falls, SD 57104

> **Re:** **HF Financial Corp.**
> **Form 10-K for the fiscal period ended June 30, 2010**
> **Filed September 10, 2010**
> **Form 10-Q for the period ended September 30, 2010**
> **Filed November 12, 2010**
> **Form 10-Q for the period ended December 31, 2010**
> **Filed February 11, 2011**
> **Form 10-Q for the period ended March 31, 2011**
> **Filed May 13, 2011**
> **File No. 033-44383**

Dear Mr. Olthoff:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant